Mail Stop 3561

March 25, 2009

<u>Via U.S. Mail</u>

Mr. Joe R. Davis
Chief Executive Officer
Consolidated Graphics, Inc.
5858 Westheimer Road
Suite 200
Houston, Texas 77057

> **Re:** **Consolidated Graphics, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed May 29, 2008**
> **File No. 1-12631**

Dear Mr. Davis:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief